UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DORIAN LPG LTD.

(Name of Issuer)

Common Shares, Par Value $0.01

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

Nick Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01

10 Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. Y2106R110	13 D	Page 2 of 13

1.	NAMES OF REPORTING PERSONS BW Euroholdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,000,000 (See Item 5)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 6,000,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (See Item 5)*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 58,057,493 Common Shares outstanding as of July 17, 2015, which is based on information provided by the Issuer in its Post-Effective Amendment No. 1 on Form S-3, dated June 29, 2015, to a Registration Statement on Form F-1 under the Securities Act of 1933, as amended (the “June 29 Form S-3”).

Cusip No. Y2106R110	13 D	Page 3 of 13

1.	NAMES OF REPORTING PERSONS BW LPG Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,000,000 (See Item 5)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 6,000,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (See Item 5)*
14.	TYPE OF REPORTING PERSON (see instructions) CO

* The calculation assumes that there are a total of 58,057,493 Common Shares outstanding as of July 17, 2015, which is based on information provided by the Issuer in the June 29 Form S-3.

Cusip No. Y2106R110	13 D	Page 4 of 13

1.	NAMES OF REPORTING PERSONS BW Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,000,000 (See Item 5)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 6,000,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (See Item 5)*
14.	TYPE OF REPORTING PERSON (see instructions) CO

* The calculation assumes that there are a total of 58,057,493 Common Shares outstanding as of July 17, 2015, which is based on information provided by the Issuer in the June 29 Form S-3.

Cusip No. Y2106R110	13 D	Page 5 of 13

1.	NAMES OF REPORTING PERSONS Sohmen Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,000,000 (See Item 5)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 6,000,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (See Item 5)*
14.	TYPE OF REPORTING PERSON (see instructions) OO
* The calculation assumes that there are a total of 58,057,493 Common Shares outstanding as of July 17, 2015, which is based on information provided by the Issuer in the June 29 Form S-3.

Cusip No. Y2106R110	13 D	Page 6 of 13

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Shares, par value $0.01 per share (the “Common Shares”), of Dorian LPG Ltd., a company incorporated under the laws of the Republic of the Marshall Islands (the “Issuer”). The Issuer’s principal executive offices are located at 27 Signal Road, Stamford, Connecticut 06902.

Item 2.  Identity and Background.

This Statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons (the “Reporting Persons”):

a.	BW Euroholdings Limited (“Euroholdings”), a company incorporated under the laws of Cyprus. The principal business of Euroholdings is that of an investment holding company. The registered address of Euroholdings is at 195 Arch. Makarios III Ave, Neocleous House, 3030 Limassol, Cyprus and the correspondence address of Euroholdings is at Mapletree Business City, #18-01, 10 Pasir Panjang Road, Singapore 117438.
b.	BW LPG Limited (“LPG”), an exempted company limited by shares incorporated under the laws of Bermuda. The principal business of LPG is the transport of gas and liquid petroleum gas. The registered address of LPG is at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and the correspondence address of LPG is at Mapletree Business City, #17-02, 10 Pasir Panjang Road, Singapore 117438.
c.	BW Group (“BWG”), an exempted company limited by shares incorporated under the laws of Bermuda. The principal business of BWG is that of an investment holding company. The registered address of BWG is at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and the correspondence address of BWG is at Mapletree Business City, #18-01, 10 Pasir Panjang Road, Singapore 117438.
d.	The Sohmen Family Foundation (the “Foundation”) is a foundation organized under the laws of Liechtenstein. The Sohmen Family Foundation is established for the long-term furtherance of the interests of the Sohmen Family over successive generations. Its principal business offices are located at Heiligkreuz 6, P.O. Box 484, FL-9490 Vaduz, Liechtenstein.

Euroholdings is a wholly-owned subsidiary of BWG. As of the date hereof, BWG holds 45.53% of LPG. The Foundation holds 93.25% of BWG. The Reporting Persons may be considered a group within the meaning of Section 13(d)(3) of the Exchange Act.

Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons, which is incorporated herein by reference.

During the last five years prior to the date hereof, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

As described herein, pursuant to the Stock Purchase Agreement (the “SPA”), dated as of July 17, 2015, between Euroholdings and Scorpio Tankers Inc. (“Scorpio”), on July 17, 2015 Scorpio sold an aggregate of 6,000,000 Common Shares (the “SPA Securities”) to Euroholdings for a cash purchase price of $15.34 per share, for an aggregate purchase price of $92,040,000 (the “Purchase Price”). The funds used by Euroholdings to make this acquisition came from working capital of Euroholdings.

On July 2, 2015, Euroholdings granted an option to LPG to purchase from Euroholdings all of the Common Shares that may be purchased by Euroholdings from Scorpio at the price per share equal to the price to be paid by Euroholdings (the “Option”). Euroholdings and LPG subsequently documented the Option in a written agreement dated July 20, 2015 (the “Option Agreement”). The Option became exercisable on July 22, 2015 and expires on August 27, 2015. No consideration was paid by LPG in exchange for receiving the Option.

Item 4.  Purpose of Transaction.

Other than as described above, the Reporting Persons have no plans or proposals that would result in:

a.	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

Cusip No. Y2106R110	13 D	Page 7 of 13
b.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c.	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e.	any material change in the present capitalization or dividend policy of the Issuer;
f.	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
g.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j.	any action similar to any of those enumerated above.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, decide to: (i) purchase additional Common Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Common Shares, options or other securities now beneficially owned or hereafter acquired by them; (iii) propose one or more directors for the Issuer’s board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vi) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

Also, consistent with the above, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Item 5.  Interest in Securities of the Issuer.

a.	Assuming that there are a total of 58,057,493 Common Shares outstanding as of July 17, 2015, which is based on information provided by the Issuer in the June 29 Form S-3, (i) Euroholdings beneficially owns 6,000,000 Common Shares, which represent 10.3% of the outstanding Common Shares, (ii) because LPG has the right to acquire such securities, LPG also beneficially owns such 6,000,000 Common Shares, which represent 10.3% of the outstanding Common Shares, (iii) BWG also indirectly beneficially owns such 6,000,000 Common Shares, which represent 10.3% of the outstanding Common Shares and (iv) the Foundation also indirectly beneficially owns such 6,000,000 Common Shares, which represent 10.3% of the outstanding Common Shares.
b.	Assuming that there are a total of 58,057,493 Common Shares outstanding as of July 17, 2015, which is based on information provided by the Issuer in the June 29 Form S-3, (i) Euroholdings has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 6,000,000 Common Shares, (ii) LPG also has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of such 6,000,000 Common Shares, (iii) BWG also has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of such 6,000,000 Common Shares and (iv) the Foundation also has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of such 6,000,000 Common Shares.
c.	Except as described herein, no transactions in Common Shares were effected during the past 60 days by the Reporting Persons.
d.	No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
e.	Not applicable.

Cusip No. Y2106R110	13 D	Page 8 of 13

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 3 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Descriptions of documents set forth in this Statement are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit	Name
1	Joint Filing Agreement, dated as of July 27, 2015, among BW Euroholdings Limited, BW LPG Limited, BW Group Limited and the Sohmen Family Foundation.
2	Share Purchase Agreement, dated as of July 17, 2015, between Scorpio Tankers Inc. and BW Euroholdings Limited.
3	Option Agreement, dated as of July 20, 2015, between BW LPG Limited and BW Euroholdings Limited.

Cusip No. Y2106R110	13 D	Page 9 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2015

BW EUROHOLDINGS LIMITED

By: /s/ Billy Chiu

Name: Billy Chiu
Title: Authorized Signatory

BW LPG LIMITED

By: /s/ Nicholas Murray Gleeson

Name: Nicholas Murray Gleeson
Title: Authorized Signatory

BW GROUP LIMITED

By: /s/ Billy Chiu

Name: Billy Chiu
Title: Authorized Signatory

SOHMEN FAMILY FOUNDATION

By: /s/ Helmut Sohmen

Name: Helmut Sohmen
Title: Authorized Signatory

Cusip No. Y2106R110	13 D	Page 10 of 13

SCHEDULE 1-A

Directors and Executive Officers of BW Euroholdings Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Billy Chiu	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Singaporean
Andrea Maria Christodoulides Panos Lampropoulos	c/o BW Gas Cyprus Ltd Ariadne House, 4th floor, Office 41 333, 28th October street, 3106, Limassol Cyprus c/o195 Arch. Makarios III Ave, Neocleous House, 3030 Limassol, Cyprus	Company Director Company Director	British Cyprus

Executive Officers
None

Cusip No. Y2106R110	13 D	Page 11 of 13

SCHEDULE 1-B

Directors and Executive Officers of BW LPG Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Andreas Sohmen-Pao	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chairman and Company Director	Austrian
John B. Harrison	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Vice-Chairman and Company Director	British
Dato’ Jude P Benny	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Singaporean
Andreas Beroutsos	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Greek
Anne Grethe Dalane	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Norwegian
Anders Onarheim	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Norwegian

Executive Officers
Andrew Charles Hoare	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chief Commercial Officer	British
Nicholas Murray Gleeson	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chief Executive Officer	Australian
Elaine Ong Yi Ling	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chief Financial Officer	Singaporean
Pontus Kristofer Berg	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Senior Vice President, Owner's Representative	Swedish

Cusip No. Y2106R110	13 D	Page 12 of 13

SCHEDULE 1-C

Directors and Executive Officers of BW Group Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Andreas Sohmen-Pao	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chairman and Company Director	Austrian
Amaury de Seze	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	French
Peter Denis Sutherland	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Irish
John B. Harrison	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	British
Sir John Rose	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	British
Tan Hwee Hua @ Lim Hwee Hua	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Singaporean

Executive Officers
Carsten Mortensen Nicholas John Oxleigh Fell Yngvil Signe Eriksson Asheim Lars Pedersen Sebastien Brochet Billy Chiu

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

Chief Executive Officer

Senior Vice President, Corporate Services & General Counsel

Managing Director, BW Shipping

Managing Director, BW Fleet Management

Vice President, Strategy, Corporate Development & HR

Senior Vice President, Quality, Audit & Compliance

Danish British Norwegian Danish French Singaporean

Cusip No. Y2106R110	13 D	Page 13 of 13

SCHEDULE 1-D

President and Members of the Sohmen Family Foundation

Name	Business Address	Principal Occupation or Employment	Citizenship
President
Helmut Sohmen	23rd Floor, No.9 Des Voeux Road West, Hong Kong SAR, China	Company Director	Austrian

Members
Hansjoerg Kaltenbrunner	Schoenbrunngasse 64, Graz, Austria	Company Director	Austrian
Dr. Karl Josef Hier	Heiligkreuz 6, Postfach 484, FL-9490 Vaduz, Liechtenstein	Law Partner, Marxer & Partner	Austrian
Andreas Sohmen-Pao	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chairman and Company Director	Austrian